Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

02 SEP -9 AM 10:36

LINDEMANS
making life more enjoyable

02049834

23 August 2002

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SUPPL

SOUTHCORP LIMITED - FILE 82-2692
APPENDIX 3Y – NOTIFICATION OF CHANGE IN DIRECTOR'S SHAREHOLDINGS

We enclose herewith for filing a copy of notice that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

PROCESSED
SEP 11 2002
THOMSON FINANCIAL

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570 Australia

23 August 2002

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
Level 10
20 Bond Street
Sydney NSW 2000

Dear Sir/Madam

NOTICE OF DIRECTOR'S INTERESTS

Pursuant to Listing Rule 3.19A.2 and Sections 205G(1)(a) and 205G(4) of the Corporations Act, enclosed please find an Appendix 3Y - Notice of Change in a Director's Interests for Ms H A Lynch.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Southcorp Limited
ABN	80 007 722 643

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Helen Ann Lynch
Date of last notice	8 January 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Change in direct interest only.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Direct Interest: Helen Ann Lynch. – 8,207 ordinary shares; Indirect Interest: National Australia Trustees Ltd (Helen Lynch NPS a/c) – 5,000 ordinary shares. Interest arises as a beneficiary of the above superannuation account.
Date of change	21 August 2002
No. of securities held prior to change	13,207
Class	Ordinary
Number acquired	6,000 ordinary shares in the name of Helen Ann Lynch
Number disposed	0
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$33,450

No. of securities held after change	19,207 – Direct Interest: 14,207 ordinary shares; Indirect interest: National Australia Trustees Ltd (Helen Lynch NPS a/c) – 5,000 ordinary shares.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.